UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         RENAISSANCE ENTERTAINMENT CORP.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                  75966Q-40-3
            --------------------------------------------------------
                                 (CUSIP number)

 TIMOTHY J. STABOSZ, 1307 MONROE ST., LAPORTE, IN  46350    (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                NOVEMBER 14, 2001
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  75966Q-40-3

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1.  Names of Reporting Person
                           TIMOTHY J. STABOSZ
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2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3. SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power        111,600
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power            0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power   111,600
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power       0
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11. Aggregate Amount Beneficially Owned            111,600
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     5.2%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

Common stock of Renaissance Entertainment Corp., 275 Century Circle, Suite 102, Louisville, CO 80027

ITEM 2.   Identity and Background

Timothy  Stabosz,  of 1307 Monroe Street,  LaPorte,  IN   46350,  a  natural
person, is engaged as a full-time private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any allegations, proceedings, judgements, or enjoinments of or related to violations of state or federal securities laws in his lifetime. He is a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration

Personal  funds  in  the aggregate amount of $30,320.25 have  been  used  to
effect  the purchases.    No part of the purchase price represents  borrowed
funds.

ITEM 4.   Purpose of Transaction

The respondent has acquired the shares solely for investment purposes. Respondent believes that the company's return to profitability in fiscal 2000 represents a dramatic turnaround in the company's fortunes...a turnaround that has not yet been realized in the investment community. The respondent also believes that the recently announced sale of the company's Virginia property (i.e. former Virginia fair site) will materially increase the company's liquidity, while reducing interest expense. Finally, the company possesses significant tax-loss carry forwards (i.e. NOL's) that will allow it to offset taxes due on any future profits, up to the limit of the NOL's. In short, while there is considerable risk (including an auditor's "going concern" clause attached to the company's financial statements), the respondent believes that the company has tremendous speculative appeal.

ITEM 5.   Interest in Securities of the Issuer

As of December 8, 2001, respondent has sole voting and dispositive power over 111,600 shares of Renaissance Entertainment Corp. common stock. According to the the company's latest 10-Q filing, as of November 13, 2001, there were 2,144,889 common shares outstanding. Respondent is therefore deemed to own 5.2% of the company's common stock. Transactions effected by the respondent in the past 60 days were performed in ordinary brokerage transactions, and are listed as follows:

9/19/01 purchased 1200 shares @ .22 for an aggregate amount of $ 262.35 11/14/01 purchased 800 shares @ .27 for an aggregate amount of $ 215.75 11/15/01 purchased 4200 shares @ .25 for an aggregate amount of $1069.15

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable

Date  12/8/01
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor